                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  PC Mall, Inc.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   69323 K 100
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2006
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         Note.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

-----------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing  information that would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------                                -----------------------
CUSIP No. 69323 K 100                 13D                     Page 2 of 6 Pages
-------------------------                                -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    JONATHAN L. KIMERLING
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  120,000*
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,023,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              120,000*
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,023,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,143,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
* Consists of 45,000 Shares owned by Mr.  Kimerling in an investment  retirement account,  25,000  Shares held by Mr.  Kimerling  as  custodian on behalf of Joel
Kimerling,  25,000  Shares  held by Mr.  Kimerling  as  custodian  on  behalf of
Victoria  Kimerling  and 25,000  Shares held by Mr.  Kimerling  as  custodian on behalf of Isabella Kimerling.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                 13D                     Page 3 of 6 Pages
-------------------------                                -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

                    FOUR LEAF MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ALABAMA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,023,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,023,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,023,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                -----------------------
CUSIP No. 69323 K 100                 13D                     Page 4 of 6 Pages
-------------------------                                -----------------------

                  The following  constitutes Amendment No. 1 ("Amendment No. 1")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 1 amends the
Schedule 13D as specifically set forth.

Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons originally purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased,  were undervalued and  represented an attractive  investment  opportunity.  The Reporting  Persons continue to have concerns over the strategic direction of the Issuer,  including whether it is in the best interest of the Issuer's  stockholders  for the Issuer to  remain  an  independent  public  company.  The  Reporting  Persons  have had preliminary  conversations  with a  representative  of  the  Issuer's  board  of directors (the "Board") and senior management regarding these concerns and other matters relating to the business, operations, financial results and future plans of the Issuer.  Unfortunately,  to date, the Board and management have failed to take any actions necessary to improve the operational and financial  performance of the Issuer and the Issuer's response during the preliminary conversations has heightened  the  Reporting  Persons'  concern that the Board will not  seriously address these issues.  The Reporting Persons intend to continue to press for the
necessary   corporate   governance  and  other  changes  to  improve   financial
performance and maximize stockholder value.

                  The  Reporting  Persons  are  prepared to take steps to ensure that the Board is acting in the best interests of its stockholders. If the Board continues  to be  unresponsive,  the  Reporting  Persons  may  make  stockholder proposals at the Issuer's annual meeting of stockholders.  The Reporting Persons also intend to have conversations with other stockholders  concerning the future and  direction  of the Issuer and engage in  dialogue  with third  parties.  The
Reporting  Persons may also seek  representation  on the Board by  nominating  a slate of directors.  The Reporting  Persons urge the Board to promptly  engage a nationally  recognized  investment bank to fully explore strategic  alternatives and make the  necessary  corporate  governance  and other  changes  to  maximize stockholder value.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above.  The Reporting  Persons intend to review their investment in the Issuer on a continuing basis. Depending on  various  factors  including,  without  limitation,  the  Issuer's  financial position and investment strategy, the price levels of the Shares,  conditions in the  securities  markets and  general  economic  and  industry  conditions,  the
Reporting  Persons  may in the  future  take such  actions  with  respect to its investment in the Issuer as it deems appropriate including,  without limitation, seeking Board representation,  making proposals to the Issuer concerning changes to  the  capitalization,  ownership  structure  or  operations  of  the  Issuer, purchasing  additional  Shares,  selling some or all of its Shares,  engaging in short  selling  of or any  hedging or similar  transaction  with  respect to the
Shares or changing its intention with respect to any and all matters referred to in Item 4.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                 13D                     Page 5 of 6 Pages
-------------------------                                -----------------------

                  Item 5(a) is hereby amended and restated to read as follows:

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon 11,775,184  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's  Amendment No. 1 to its Annual  Report on Form 10-K/A for the year ended  December 31,  2005,  as filed with the Securities and Exchange Commission on May 1, 2006.

                  As of the close of  business  on May 1,  2006,  Mr.  Kimerling beneficially  owned 1,143,000  Shares,  constituting  approximately  9.7% of the
Shares   outstanding.   Four  Leaf  LLC  beneficially  owned  1,023,000  Shares,
constituting approximately 8.7% of the Shares outstanding.

                  Item 5(c) is hereby amended and restated to read as follows:

                  (c)  There  have  been no  transactions  in the  Shares by the
Reporting Persons since the filing of the Schedule 13D.

-------------------------                                -----------------------
CUSIP No. 69323 K 100                 13D                     Page 6 of 6 Pages
-------------------------                                -----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006                          FOUR LEAF MANAGEMENT, LLC

                                            By: /s/ Jonathan L. Kimerling
                                                --------------------------------
                                                Jonathan L. Kimerling
                                                Manager

                                            /s/ Jonathan L. Kimerling
                                            ------------------------------------
                                            JONATHAN L. KIMERLING